PWEagle Inc

PE
12-31-01

02024738

Annual Report 2001


1 1/2" SDR 11 HDPE DUCT

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

Positioned for the Future

About the Company

PW Eagle, Inc. is a leading extruder of polyvinyl chloride (PVC) pipe and polyethylene (PE) tubing products, with a reputation for reliability, high-quality product and superior customer service.

PW Eagle is the second largest pipe and tubing manufacturer in the United States, the largest manufacturer in the western U.S. and the largest merchant buyer of PVC resin. PW Eagle is one of the lowest cost producers in its industry, and the Company enjoys a preeminent industry position in the fast growing western region of the United States.

PW Eagle operates or owns manufacturing facilities in Hastings, Nebraska; Eugene, Oregon; Tacoma and Sunnyside, Washington; Cameron Park, Visalia and Perris, California; Phoenix, Arizona; and West Jordan, Utah, as well as a distribution facility in Baker City, Oregon. PW Eagle's products are used in potable water and sewage transmission, turf and agricultural irrigation, commercial and industrial plumbing, natural gas transmission, water wells, fiber optic lines and the electronic and telecommunications industries. The Company's products are primarily distributed west of the Ohio and Mississippi Rivers, including Hawaii, Alaska and selected foreign countries.

Mission Statement

PW Eagle strives to maintain and enhance its status as a leading provider of high-quality plastic pipe and tubing products and a recognized industry leader in quality and service.

Financial Highlights

(In thousands, except per share data)	*2001*	*2000*	*1999*
Net sales	**$246,130**	$343,974	$153,950
Gross profit	**26,471**	87,358	43,465
Operating (loss) income	**(8,033)**	46,095	18,668
Net (loss) income	**(12,856)**	18,218	14,562
Basic (loss) earnings per common share	**(1.80)**	2.34	1.88
Diluted (loss) earnings per common share	**(1.80)**	1.72	1.48
EBITDA	**1,453**	51,862	21,525
Net working capital	**(1,431)**	19,459	1,735
Capital expenditures	**3,362**	11,450	6,314
Total assets	**137,410**	158,379	167,787
Long-term and subordinated debt	**53,724**	55,568	64,252
Stockholders' equity	**24,259**	41,979	22,058

PRODUCTION
(pounds in millions)


600
500
400
300
200
100
0
1997
1998
1999
2000
2001

SALES
(pounds in millions)


600
500
400
300
200
100
0
1997
1998
1999
2000
2001

SALES PRICE
(price per pound)


$ 0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
1997
1998
1999
2000
2001

To Our Shareholders:

For PW Eagle, 2001 was a difficult and challenging year. The softening in the general economy combined with unfavorable supply and demand metrics in PVC resin presented a tough and contentious test for management and shareholders. In addition, a leveraged balance sheet exaggerated the difficulties we faced. In response, we implemented both an operational and financial restructuring, and have positioned the company for continued viability and future success even if the difficult conditions we faced in 2001 continue in the future.

The consensus of many economists is that the broad economy experienced perhaps two consecutive quarters of slightly contracting GDP growth last year. For manufacturing companies like PW Eagle, the economic downturn began during the summer of 2000 and continued throughout 2001. The manufacturing sector revisited recessionary effects not experienced since the early 1980s. As a consequence of the general economy slowing, interest rates declined, which was beneficial, but the credit markets became more conservative regarding the amount and application of leverage that was considered prudent. The economy also affected our customers; projects were delayed or canceled, and they kept their inventories at extremely low levels throughout the year.

The pipe industry and our business are heavily dependent on the price and trend of our main raw material, PVC resin. In the summer of 2000, the quoted market index for PVC resin peaked at approximately $.40 per pound. The price of resin declined continuously throughout 2001, reaching a low of approximately $.25 per pound in the fourth quarter of last year. This had a profoundly negative effect on our operating margins.

In July of 2001, we announced an operational restructuring plan in response to the existing unfavorable PVC resin metrics and poor economic conditions. We closed two plants, one permanently in Hillsboro, Oregon and the other temporarily in Phoenix, Arizona. We decreased our operating expenses, eliminating non-essential costs, and increased our production efficiencies. As a result of these strategic actions, our costs should be approximately $8.5 million less in 2002 than they were in 2001.

In early 2002, we also successfully closed a financial restructuring with our senior and subordinated lenders. The goal of the financial restructuring was to reduce our fixed charges to a level that should the unfavorable economic conditions that existed in 2001 continue in the future, we could continue to pay our interest and principal payments, remain in covenant compliance, and eventually eliminate our long-term debt. Elements of the plan included a $13.7 million real estate sale-leaseback financing, the sale of our Hillsboro, Oregon facility for $1.3 million, and an amended senior credit facility with our existing senior bank syndicate, which reduced our senior term loan from $27.5 million to $17.6 million.

The strategy and intended result of the operational and financial restructuring was to ensure the continued viability and success of PW Eagle.



(left to right) **George R. Long, Director, Richard W. Perkins, Director**



(standing, left to right) **William H. Spell, Chief Executive Officer, Bruce A. Richard, Vice Chairman, Roger R. Robb, Chief Financial Officer and Treasurer,** (seated, left to right) **Larry I. Fleming, President and Harry W. Spell, Chairman of the Board**

Although 2001 was arduous and demanding, we have survived and emerged as a more efficient and competitive producer of plastic pipe and tubing products. We believe PW Eagle today is well positioned to serve the needs of our customers, our employees and our shareholders.

As we begin 2002, we are encouraged by signs of a reviving economy and an increase in the price of PVC resin and pipe products. We are optimistic that conditions affecting our industry and business are improving.

Last year through a Dutch tender stock buy-back, PW Eagle repurchased approximately 1.2 million shares of the company's common stock. This represented about 15% of the company's outstanding common shares. As the company's financial performance improves, we believe the effect of last year's buy-back on the stock price should be positive.

Finally, George Long, a director of the company since 1985, has decided not to run for reelection after 17 years of service on the Board of Directors. Mr. Long was a founder of Blackhawk Holdings, which was the investment vehicle that subsequently became PW Eagle. We have appreciated his wise counsel, and he will be greatly missed.

In closing, on behalf of PW Eagle's management and employees, we thank our shareholders for their continued support and confidence.

Best Regards,

Harry W. Spell	William H. Spell
Chairman of the Board	*Chief Executive Officer*

The company's statements in the Letter to Shareholders and Annual Report to Shareholders regarding its beliefs and expectations, including those that it has concerns about the current state of the economy in fiscal 2001 and that it is optimistic about future prospects for the company and the plastic pipe industry, are forward looking statements that are subject to risk and uncertainties that could cause actual results to differ materially from these forward looking statements. Such risk and uncertainties are identified and discussed in the "Future Outlook and Risks to Our Business" section of "Management's Discussion and Analysis of Financial Condition and Results of Operation" contained in this Annual Report to Shareholders.

PW Eagle is the second largest plastic pipe and tubing manufacturer in the United States, and the industry leader in the western United States, which is the fastest growing market in the country. The Company manufactures and distributes polyvinyl chloride pipe and fittings and polyethylene pipe and tubing products and is the largest merchant buyer of polyvinyl chloride resin in the United States. PW Eagle's company team, including the following officers who will comment on their respective areas of responsibility, lead our dedication to service and quality.


PWPipe
Mike Stickel

Mike Stickel, Senior Vice President
Sales & Marketing

"I was happy to rejoin PWPipe in 2001, having previously served the Company from 1985 to 1993. Last year was a time of economic uncertainty for our industry and PW Eagle, affecting our polyvinyl chloride and polyethylene product sales. Due to the economic conditions, distributors had reduced inventories and were reluctant to build inventories back to normal levels until they could better ascertain a 'read' on the economy. The mission in 2001 was to overcome the impact of the general economic uncertainties while maintaining our market status as a preferred vendor.

"Toward that ongoing goal, we worked to strengthen our standing within our various markets. Last year, we began accelerating our efforts to identify and grow potential new sales opportunities in the western United States. For example, we expanded our distribution in the Northwest to improve support for our Eugene and Tacoma plants. And we reengineered the sales organization to better serve and support our customers. These and the other strategies implemented last year contributed to drive impressive performances by many of our operating facilities.

"Going forward, we believe we have regained momentum, and we expect the benefits of our 2001 strategies and initiatives will make a significant contribution toward the Company's 2002 performance."

Jack Cobb, Senior Vice President
Operations

"I am responsible for PW Eagle's operations in our eight manufacturing plants, including oversight for safety and environmental compliance, logistics, product output and efficiency. For the industry and PW Eagle, 2001 was a difficult time.


Jack Cobb


Neil Chinn

"In the second half, we closed our Hillsboro, Oregon plant and temporarily suspended operations at our Phoenix, Arizona facility. While challenging in a number of ways, these two actions have substantially improved the capacity utilization of our remaining operations, a necessity given the unfavorable business climate. These actions and other cost reduction measures have greatly improved our cost structure, positioning us for continued success going forward. We are continually striving to reduce costs and become a more efficient producer.

"The Company also measures success through the safety of its staff and employees. Safety is of paramount importance for all PW Eagle operations. I am pleased to report that safety programs were strengthened in 2001, with the Company seeing a 16 percent reduction in OSHA incidents compared to the previous year. Working together, with safety as a continuing priority, we believe that this trend can continue throughout 2002."

Neil Chinn, Vice President
Human Resources

"The last year was very demanding as it became clear to us that the Company was experiencing unstable business conditions. As a result our work force contracted as we implemented a variety of restructuring strategies.

"Work force reductions and plant closures are among the most demanding and stressful human resources tasks because we understand the effect these business decisions have on our employees and their families. Our foremost objective is to help people in their transition.

Therefore, we offer resources to help employees search and identify new job opportunities. Our severance plans were also designed to provide employees with appropriate flexibility, financial protection and continued medical coverage during their transition period. Managing the human resources function is a dynamic responsibility, and we are constantly striving to enhance overall benefits and flexibility for our employees.

"Despite these challenges in 2001, we have been able to maintain positive employee relations and are optimistic that 2002 will be a better year for the Company and our employees."

Keith Steinbruck, Vice President
Technical Director

"The Technical Group, first and foremost, focuses on customer needs. Our Applications Engineers work together with distributors, private and municipal engineers, and independent contractors to assist them in selection, design and product installation. Our industrial, mechanical and electrical engineering teams support efforts at our eight manufacturing locations toward the common objective of continually improving our processes and products to maximize efficiency. Safety and quality are among our top priorities.

"Quality & Process Analysts, reporting to our Quality Manager in Eugene, Oregon, provide a clear understanding of each location's unique situation while assuring product quality is consistent throughout the company. Our Company is the industry leader regarding quality, and we work diligently to remain in that position. Because safety is such a top priority, we also join each plant's Safety Committee, sharing ideas on emphasizing safety at every location.


Keith Steinbruck

"The Technical Group is also able to work with all facilities and employees to monitor and manage our production process as we seek to minimize raw material costs and maximize efficiency to better serve our customers, Company, and shareholders. Vision and hard work come together to produce results.

"When we coordinate our activities with the goals and actions of our customers, we are able to successfully introduce new products, improve product quality, engineer better production solutions, and contribute to the success of the Company and all team members."

SUMMARY OF OPERATIONS *(In thousands, except for per share amounts)*

Years ended December 31,	*2001*	*2000*	*1999*[1]	*1998*	*1997*
Net sales	$ **246,130**	$ 343,974	$ 153,950	$ 74,007	$ 71,685
Gross profit	**26,471**	87,358	43,465	16,318	14,233
Operating expenses	**34,504**	41,263	24,797	12,110	10,878
Operating (loss) income	**(8,033)**	46,095	18,668	4,208	3,355
Interest expense	**11,775**	13,655	5,125	2,350	2,637
Other expense (income)	**377**	2,596	1,599	(84)	(41)
(Loss) income before income taxes and extraordinary loss	**(20,185)**	29,844	11,944	1,942	759
Extraordinary loss on debt prepayments	—	—	—	(656)	—
Net (loss) income	**(12,856)**	18,218	14,562	1,132	930
Net (loss) income applicable to common stock	$ **(12,856)**	18,218	13,161	329	410
Basic (loss) earnings per common share:					
(Loss) income before extraordinary loss	$ **(1.80)**	$ 2.34	$ 1.88	$ 0.15	$ 0.06
Extraordinary loss	—	—	—	(0.10)	—
Net (loss) income	$ **(1.80)**	$ 2.34	$ 1.88	$ 0.05	$ 0.06
Diluted (loss) earnings per common share:					
(Loss) income before extraordinary loss	$ **(1.80)**	$ 1.72	$ 1.48	$ 0.14	$ 0.06
Extraordinary loss	—	—	—	(0.09)	—
Net (loss) income	$ **(1.80)**	$ 1.72	$ 1.48	$ 0.05	$ 0.06
Average number of common shares outstanding:					
Basic	**7,139**	7,778	6,998	6,670	6,503
Diluted	**7,139**	10,592	9,812	7,165	7,427

FINANCIAL POSITION *(In thousands)*

December 31,	*2001*	*2000*	*1999*	*1998*	*1997*
Working capital	$ **(1,431)**	$ 19,459	$ 1,735	$ (1,964)	$ 4,080
Total assets	**137,410**	158,379	167,787	49,479	43,637
Long-term and subordinated debt	**53,724**	55,568	64,252	10,583	9,672
Stock warrants	—	5,887	5,887	—	—
Redeemable preferred stock	—	—	—	10,000	10,000
Stockholders' equity	**24,259**[2]	41,979	22,058	7,803	7,699

[1]*Includes operations of PWPipe from September 16, 1999, the date of acquisition.*

[2]*Increased in 2001 to include $5,887 of stock warrants issued in 1999 due to the removal in 2001 of related put options.*

Results of Operations

The following table sets forth items from our statements of operations as percentages of net sales:

	2001	*2000*	*1999*
Net sales	**100.0%**	100.0%	100.0%
Cost of goods sold	**89.3**	74.6	71.8
Gross profit	**10.7**	25.4	28.2
Operating expenses	**14.0**	12.0	16.1
Operating (loss) income	**(3.3)**	13.4	12.1
Non-operating expenses	**4.9**	4.7	4.3
(Loss) income before income taxes	**(8.2)**	8.7	7.8
Income tax expense (benefit)	**(3.0)**	3.4	(1.7)
Net (loss) income	**(5.2)%**	5.3%	9.5%

We posted net sales of $246 million in 2001, decreasing 28% from 2000 to 2001 and increasing 123% from 1999 to 2000. Reduced product prices because of an industry wide oversupply of finished goods, and reduced raw material costs were the major causes of the decrease in net sales. Pipe prices decreased by 27% from 2000 to 2001. Pipe pounds sold decreased less than 1% in 2001 as compared to 2000 and had no material effect on the change in net sales. Growth in revenue in 2000 was attributed primarily to the acquisition of PWPipe in September 1999. In addition, increasing pipe prices due to strong demand for pipe and increasing raw material prices in the first half of 2000 also contributed to the growth in net sales. Pounds of pipe sold rose by 85% from 1999 to 2000, and pipe prices increased by 21% during the same period.

Gross profit as a percent of net sales decreased by 14.7% in 2001 as compared to 2000. Adverse conditions originating in the second half of 2000 continued to negatively affect our results of operations in 2001. During the second half of 2000 a weakened demand for pipe related to the weakened economy, and decreasing PVC resin and pipe prices, decreased our gross profits. Decreased pipe and resin prices resulted in a lower of cost or market adjustment at year-end reducing pipe inventory by $2.1 million and $4.8 million in 2001 and 2000, respectively. The demand for pipe was further reduced by the reluctance of distributors to purchase pipe for inventory when pipe prices were dropping, and market conditions caused pipe prices to drop at a faster rate than resin prices. During 2001, the supply of pipe and PVC resin continued to be greater than demand for pipe and PVC resin. These continuing oversupply conditions caused PVC resin and pipe prices to drop throughout the year, resulting in further decreases in gross profits. Gross profit as a percentage of net sales remained strong in 2000, though down by 2.8% compared to 1999. Gross profit increased during the first half of 2000, primarily due to a combination of strong demand for pipe and rising PVC resin and pipe prices. PVC resin prices increased due to a strong demand for resin and increasing raw material costs. Strong demand for pipe allowed us to increase pipe prices at a greater rate than resin price increases. Gross profit decreased during the second half of the year due to conditions described above. These market conditions allowed pipe prices to drop at a faster rate than resin prices.

The increase in operating expenses as a percentage of net sales in 2001 as compared to 2000 is the result of decreased net sales in combination with certain fixed operating expenses. Actual operating expenses, including the $1.2 million restructuring cost recorded in the third quarter, have decreased by $6.8 million, or 16%, as compared to operating expenses in 2000. The decrease in operating expenses as a percentage of net sales from 1999 to 2000 is the result of synergies realized from our merger with PWPipe in September 1999, the decrease in non-recurring operating expenses, and increased sales in combination with certain fixed operating expenses.

The actual decrease in non-operating expenses of $4.1 million or 25% is primarily attributable to a decrease in the interest rates for the unhedged portion of the debt, continued payments on the long-term debt and the absence of non-recurring expenses related to a change in an estimate to terminated acquisition costs during the third quarter of 2000. These expense savings were partially offset by an increase in the Revolver Credit balance of our Senior Credit Facility due to the repurchase of stock in connection with our modified "Dutch Auction" as well as a loss resulting from the write-off of non-productive assets in the fourth quarter of 2001. Non-operating expenses increased 142% from 1999 to 2000 resulting from increased interest expense due to the acquisition of PWPipe and litigation expense and final settlement of a complaint filed against us by Lamson & Sessions Co.

The income tax provision (tax benefit) for the twelve months ended December 31, 2001 and 2000 were calculated based on management's estimates of the annual effective tax rate for the year. The annual effective tax rate for 2001 reflects our statutory federal and applicable state tax rates of approximately 36%, down from that of 2000, due to certain limitations associated with alternative minimum tax rules applicable in the computation of refundable taxes paid in prior years.

With respect to 1999, as more fully discussed in notes to the financial statements included elsewhere in this Annual Report on Form 10-K, in the quarter ended June 30, 1999, we reversed approximately $2.0 million of valuation allowance related to our deferred tax assets. In addition, in the quarter ended September 30, 1999, we reversed approximately $2.1 million of valuation allowance related to our deferred tax assets. The reversals, totaling $4.1 million, were based on continuing improvements in operating results influenced by our added production capacity, and other indications that certain concerns that had previously limited management's expectation about future taxable income no longer applied. Under accounting principles generally accepted in the United States of America, (a) the portion of the decrease in valuation related to a change in estimate of future years' income is a discrete event in the period the change in estimate occurred and (b) the portion of the decrease in valuation allowance related to a change of estimate in current year income is recorded prospectively over the remainder of the year through elimination of the valuation allowance and a similar amount of the deferred tax asset as income is earned. Accordingly, our federal effective tax rate for the remainder of 1999, excluding the discrete event described in the following sentence was zero. The deferred tax expense recognized in the quarter ended December 31, 1999, is primarily a result of the earnings of the acquired PWPipe business. The valuation allowance reversals of $2.0 million in the quarter ended June 30, 1999 and $2.1 million in the quarter ended September 30, 1999 relate to a change in estimate of future years' income.

The net income available to common stockholders for the three months, and for the year ended December 31, 1999 was approximately $1.4 million and $7.1 million, respectively, higher than it would have been if we had recorded our income tax provision at approximately 38%, which is the expected overall tax rate to be recorded in future periods. This difference is principally the result of the accounting for our net operating loss carryforwards in 1999 as discussed in the preceding paragraph.

Supplemental Discussion and Analysis of Pro Forma Results of Operations

The following is a supplemental discussion and analysis of our actual results of operations as of December 31, 2000, compared with the pro forma results of operations for December 31, 1999, assuming that our acquisition of PWPipe took place on January 1, 1998, consistent with the pro forma information included in the notes to our 1999 financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 1999. The pro forma results may not be indicative of results that actually would have occurred had our acquisition taken place at the beginning of the period presented or of results which may occur in the future. The discussion of our actual results of operations as of December 31, 2001, compared to the actual results of operations for the year ending December 31, 2000 are discussed above.

The following table sets forth our selected actual results for fiscal year ended December 31, 2000 and pro forma for the fiscal year ended December 31, 1999 operating statement data:

(In thousands, except for per share amounts)	*Actual 2000*	*Pro forma 1999*
Net sales	$343,974	$303,249
Cost of goods sold	256,616	213,496
Gross profit	87,358	89,753
Operating expenses	41,263	47,136
Operating income	46,095	42,617
Interest expense	13,655	12,379
Other expense	2,596	1,652
Income before income taxes	29,844	28,586
Income tax expense	11,626	10,830
Net income	18,218	17,756
Earnings per share		
Basic	$ 2.34	$ 2.43
Diluted	$ 1.72	$ 1.82
Weighted average common and common equivalent shares outstanding		
Basic	7,778	7,296
Diluted	10,592	9,739

(In percentages)	*Actual 2000*	*Pro forma 1999*
Net sales	100.0%	100.0%
Cost of goods sold	74.6	70.4
Gross profit	25.4	29.6
Operating expenses	12.0	15.5
Operating income	13.4	14.1
Interest expense	4.0	4.1
Other expense	0.7	0.5
Income before income taxes	8.7	9.5
Income tax expense	3.4	3.6
Net income	5.3	5.9

The principal factors underlying the changes and trends set forth above in the pro forma results of operations information are consistent with our historic operation information discussed earlier in this section, with the exception of the decrease in actual pounds sold of 15% in 2000 as compared to 1999 on a pro forma basis. The decrease in pounds sold in the first half of 2000 was primarily the result of adverse weather conditions that occurred during the late winter in the western United States that inhibited many contractors' ability to install pipe, and inventory reductions by pipe distributors. We also believe rising interest rates have inhibited housing starts and some major construction projects. During the second half of 2000, pipe prices began to decrease and pipe distributors reduced their purchases in anticipation of continuing lower pipe prices. As a result, pipe prices decreased more than resin prices causing gross profits to decrease by 4% in 2000 as compared to 1999. The reduction in pipe prices resulted in a lower of cost or market adjustment which reduced pipe inventory by $4.8 million.

The pro forma results of operations reflect a pro forma interest expense at rates that approximate that which we would have experienced on pro forma debt levels that would have been outstanding over the pro forma period. The pro forma results do not reflect any anticipated cost savings or any synergies that are anticipated from our acquisition of PWPipe.

Had our acquisition been consummated on January 1, 1998, we believe the valuation allowances related to deferred tax assets for our net operating loss carryforwards would have been decreased at that date as part of the purchase accounting for the acquisition. Accordingly, the pro forma results of operations reflect a consistent pro forma overall effective income tax rate of 38%.

Included in the actual 2000 net income and earnings per share information are certain nonrecurring items, associated with settlement and legal costs incurred regarding the complaint filed by Lamson and Sessions Co., and reversal of a portion of accrued severance costs related to the acquisition of PWPipe. The net impact of these nonrecurring items reduces net income by approximately $1.6 million. Excluding these nonrecurring items, basic and diluted earnings per share for the year ended December 31, 2000 would be approximately $2.55 and $1.87, respectively.

Included in the unaudited historical and pro forma 1999 net income and earnings per share information are certain nonrecurring items, associated with our acquisition of PWPipe and our proposed acquisitions which were terminated earlier in fiscal 1999. These nonrecurring items reduce historical and pro forma net income by approximately $2.2 million. Excluding these nonrecurring charges, pro forma basic and diluted earnings per share would be approximately $2.74 and $2.05 for 1999, respectively.

Liquidity and Capital Resources

Our financial condition was severely tested in 2001 as a result of declining pipe prices. In response, as described on the following page, we implemented a restructuring program in 2001 that included the elimination of 93 positions or 11% of our workforce, permanently closed one plant (which we later sold in 2002), and temporarily ceased the limited operation of our recently acquired Phoenix, Arizona plant. As reported in our March 1, 2002 press release and described in the following paragraphs, we took further action in 2002 to improve our liquidity and reduce our fixed charges when we entered into a sale-leaseback financing transaction, sold a production facility and amended our Senior Credit Facility and Senior Subordinated Notes.

We had negative working capital of $1.4 million resulting from reduced product prices and a corresponding gross profit margin decrease of 14.7% from 25.4% in 2000 to 10.7% in 2001. The $1.4 million negative working capital amount reflects revised scheduled maturities of financing obligations resulting from the February 28, 2002 changes in financing structure, as discussed in the following paragraphs. In February 2002, as a result of funds generated by our sale-leaseback transaction, the Company further reduced amounts currently outstanding on its Revolving Credit Facility by $4.1 million. Further, the Company plans to enhance its liquidity position as a result of the anticipated receipt of a $4.9 million refund of previously paid taxes. We currently expect to fund all cash requirements that are reasonably foreseeable for 2002 from operating activities and availability under our Revolving Credit Facility. While cash flows could be negatively affected by a decrease in revenues, we believe the recently completed debt restructuring and sale-leaseback financing transaction will allow us to pay all of our fixed charges as they become due (see contractual obligations table on the following page and "Future Outlook and Risks to Our Business"). As a result of the 2001 operating loss, as of December 31, 2001 the Company has approximately $9.2 million of net operating loss carryforwards for federal tax purposes that will expire in 2021 available to offset future taxable income thereby enhancing our cash flows. See Notes 4 and 8 to the financial statements, Management's Discussion and Analysis of the Results of Operations and "Future Outlook and Risks to Our Business" for further discussion.

On February 22, 2002 we sold our previously closed facility in Hillsboro, Oregon along with some equipment for $1.3 million. We entered into revised loan agreements on February 28, 2002 with the lenders of our Senior Credit Facility and holders of the Senior Subordinated Notes, and completed a sale-leaseback transaction of certain of our manufacturing facilities and the Eugene office building. The revised loan agreements significantly reduced our 2002 and 2003 fixed charges (including lease payments) from approximately $11 million to $5.6 million and $5.2 million in 2002 and 2003, respectively, as reflected in the revised detailed schedule of maturities of the Company's financing obligations as summarized in the Schedule of Contractual Obligations set forth below.

In connection with these revisions, the lenders of the Senior Credit Facility and holders of the Senior Subordinated Notes waived any Event of Default arising from our inability to comply with the financial covenants of these agreements. Principal payments under the revised Senior Credit Facility were reduced to $2.9 million annually. Under the revised loan agreements, term indebtedness bears an interest rate of LIBOR plus 3%. The amended Revolving Credit Facility bears an interest rate of LIBOR plus 2.75%. Additionally, the amount available under the Revolving Credit Facility was reduced from $50 million to $40 million.

Proceeds from the sale-leaseback transaction, along with proceeds from the February 22, 2002 sale of our Hillsboro facility and equipment, were used to reduce our Term Note A from $23.8 million to $17.6 million and pay Term Note B in full. The remaining proceeds were used to reduce the balance of our Revolving Credit Facility by approximately $4 million. A sale-leaseback financing obligation of approximately $14 million, with annual lease payments of approximately $1.7 million, was recorded for financial reporting purposes.

Under the revised loan agreements, we are required to comply with certain restrictive financial ratios and covenants relating to minimum net worth, minimum fixed charge coverage, minimum interest coverage, funded debt to EBITDA and maximum capital expenditures, as well as other customary covenants, representations and warranties funding conditions. In addition, we must report EBITDA of at least $400,000 for the quarter ended March 31, 2002. Maintenance of these ratios and covenants is of particular concern given the uncertain economic climate in the United States and future price stability of PVC pipe and PVC resin. In response, we have implemented various cost reduction efforts and continue to focus on reducing costs in order to maintain compliance with our debt covenants. These efforts include the 2001 restructuring of operations discussed later in this section, as well as the significant reduction in fixed and contractual charges associated with the Company's revised loan agreements and sale-leaseback transaction discussed above.

A schedule of the Company's obligations under various long-term debt arrangements, including the 2002 sale-leaseback transaction accounted for as a financing obligation, operating leases and other arrangements are summarized in the following table:

Scheduled Contractual Obligations	*Total*	*2002*	*2003*	*2004*	*2005*	*2006*	*After 5 Years*
Term Note	$17,600	$2,932	$2,932	$11,736	$ —	$ —	$ —
Senior Subordinated Notes	29,453	—	—	—	9,818	9,818	9,817
Sale-leaseback financing	33,017	1,651	1,651	1,651	1,651	1,651	24,762
Operating leases	3,542	720	538	548	310	315	1,111
Other notes	366	306	60	—	—	—	—
	$83,978	$5,609	$5,181	$13,935	$11,779	$11,784	$35,690

Cash provided by operating activities was $12.7 million in 2001, compared to $35.4 million and $2.5 million in 2000 and 1999, respectively. A decrease in inventory of $11 million, net of an inventory write down of $2.1 million, was the primary source of cash from operations in 2001.

We used $3.1 million, $9.4 million and $77.9 million of cash in investing activities for 2001, 2000 and 1999, respectively. The primary use of cash in 2001 was capital improvements. The primary use of cash in 2000 was capital expenditures including the purchase of a manufacturing facility and related equipment in Phoenix, Arizona. The primary use of cash in 1999 was the acquisition of PWPipe.

Financing activities used cash of $9.8 million and $27.8 million in 2001 and 2000, respectively, and provided $78.0 million in 1999. In 2001, $11.8 million provided from the Revolving Credit Facility and $9.2 million provided from operating activities was used to repay $10.0 million in long-term debt and fund the repurchase of $11 million of PW Eagle common stock.

We had commitments for capital expenditures of $0.3 million at December 31, 2001, which we intend to fund from our Revolving Credit Facility.

We announced a restructuring plan on July 26, 2001 to align our operations with market conditions. The restructuring plan included an 11% reduction to the Company's workforce, permanently closing the Hillsboro manufacturing facility, temporarily closing our Phoenix, Arizona facility, and initiating focused cost reduction programs across the Company. By December 31, 2001, the Company paid out approximately $0.8 million in severance payments to 93 employees, with a remaining balance owing of $0.4 million to be paid in contracts extending through April 2004. We believe the restructuring plan will provide the Company with annual cost savings in excess of $8 million, the majority of which will occur in reduced manufacturing costs. See "Future Outlook and Risks to Our Business."

On August 1, 2000, we completed the acquisition of a 41,000 square foot PVC pipe manufacturing facility in Phoenix, Arizona and certain related production equipment located in the facility from Uponor ETI Company (Uponor). Uponor had previously announced its intention to sell the facility in conjunction with capacity additions in its other facilities. We have long been active in the Phoenix market, servicing it primarily from our facilities in southern California. The acquisition of this facility will enable us to better serve our customers throughout the Southwest. While the volume for 2001 of 10 million pounds was only 35% of plan, we expect production from the Phoenix facility will grow to approximately 65 million pounds as market conditions warrant to match that of our other facilities after completion of planned capital improvements. Total capital expenditures, including the purchase price, as well as the procurement of additional equipment are expected to total $13.0 million upon completion of the facility, of which $6.2 million had been incurred through December 31, 2001. We intend to fund this expansion from operating profits, and if needed, from our revolving credit facility. As part of the restructuring plan announced in July 2001, we temporarily ceased operations at the Phoenix, Arizona facility and are maintaining the plant in an idled status, as discussed in Note 12.

On May 26, 2000, we received a $1.2 million settlement payment for "lost profits or business-related economic harm" from an action brought by us against certain responsible parties. This action was associated with environmental contamination to our Tacoma, Washington property that resulted from releases occurring on adjacent property not owned by us. This property was acquired as part of our September 16, 1999 acquisition of PWPipe. Approximately $1.0 million of the settlement payment was, for financial reporting purposes, recorded as a retroactive reduction to the September 16, 1999 acquisition price of PWPipe since this represented the resolution of a preacquisition matter. The balance of the May 26, 2000, payment was recorded as an offset to litigation costs incurred in fiscal 2000. We are not a party to proposed clean-up plans currently being structured between the State of Washington and the responsible parties.

Effective September 16, 1999, we completed the acquisition of all of the outstanding capital stock of PWPipe, a manufacturer of PVC pipe and fittings. PWPipe operated six manufacturing facilities located in Tacoma and Sunnyside, Washington; Eugene, Oregon; and Cameron Park, Perris and Visalia, California, from its operating headquarters in Eugene, Oregon. We paid approximately $73.8 million, including transaction costs. In addition, in the fourth quarter of fiscal 1999, we recorded an expense of $0.8 million for severance costs related to the elimination of redundant positions following the acquisition.

On July 21, 1999, Lamson & Sessions Co. (Lamson) filed a complaint against us in United States District Court for the Northern District of Ohio, Eastern Division, to recover alleged damages incurred by Lamson in connection with the termination of our proposed acquisition of Lamson's PVC pipe business. In March 2001, we entered into a settlement agreement with Lamson and paid Lamson approximately $2.0 million in consideration for Lamson's release and satisfaction of all claims for damages.

Future Outlook and Risks to Our Business

The statements contained in this section and the President's letter to shareholders in connection with our 2002 Annual Meeting of Shareholders regarding our beliefs and expectations that are not strictly historical are forward-looking statements made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements reflect our current expectations and beliefs as of March 20, 2002 and are based on information known to us and our assumptions as of that date. These forward-looking statements involve known and unknown business risks and risks that we cannot control. As a result, our statements may not come true and our operating results may differ materially from our stated expectations and beliefs.

Some of our current beliefs and expectations are discussed below along with risk factors that impact our industry and business.

Forward-Looking Statements

We believe that demand for PVC pipe will return to normal levels when PVC resin and PVC pipe prices stabilize and/or begin to increase and the economy improves. Gross Domestic Product (GDP) improved in the fourth quarter compared to the third quarter of 2001. We believe GDP will continue to increase in 2002 resulting in improved demand for PVC resin and PVC pipe and a corresponding increase in gross margins on our pipe shipments. During the first half of 2002 we believe that the current supply of PVC pipe will be in balance with demand as distributors rebuild inventories in anticipation of stronger seasonal demand for PVC pipe and as the economy improves.

Over time, we expect the demand for plastic pipe to grow as acceptance of plastic pipe over metal pipe continues and the overall economy continues to grow. Industry growth projections call for annual sales growth rates for plastic pipe of three percent or greater per year through 2003. We have historically been, and expect in the future to be, able to grow at rates in excess of the industry average annual growth rate, due to our emphasis on customer satisfaction and product quality. Our strategy has been, and continues to be, to concentrate growth initiatives in higher profit products and geographic regions.

In response to the reduction in the price of PVC resin and demand for our products in 2001, we implemented operational and financial restructuring plans. In July of 2001, we announced an operational restructuring plan in response to the existing unfavorable PVC resin price and poor economic conditions. We closed two plants, one permanently in Hillsboro, Oregon and the other temporarily in Phoenix, Arizona. We decreased our operating expenses, eliminating non-essential costs, and increased our production efficiencies. In February 2002, we also successfully completed our financial restructuring plan. Elements of the plan included a $13.4 million real estate sale-leaseback financing transaction, the sale of our Hillsboro, Oregon facility along with some equipment for approximately $1.3 million, and the amendment of our lending agreements.

We believe that the operational restructuring we completed in 2001 and the financial restructuring we completed in February 2002 have positioned the Company for continued viability and future success. We believe that these restructurings will allow us to meet our fixed charges even if the unfavorable economic conditions that we faced in 2001 continue.

Risk Factors

The pipe industry and our business are heavily dependent on the price and trend of PVC resin, our main raw material.

Our gross margin percentage is sensitive to PVC and PE raw material resin prices and the demand for PVC and PE pipe. Historically, when resin prices are rising or stable, our margins and sales volume have been higher. Conversely, when resin prices are falling, our sales volumes and margins have been lower. Gross margins also suffer when the supply of PVC and PE pipe in the market increases faster than demand. At the end of 2001, PVC resin producers and PVC pipe producers and distributors had reduced inventories to historically low levels. During the first quarter of 2002, PVC resin producers have announced a $.02 per pound PVC resin price increase to occur in February, March, April and May 2002. Consequently, we would expect PVC pipe prices to increase during the first half of 2002.

The demand for our products is directly effected by the growth and contraction of the Gross Domestic Product and economic conditions.

Due to the commodity nature of PVC resin and PVC pipe and the dynamic supply and demand factors worldwide, historically the markets for both PVC resin and PVC pipe have been very cyclical with significant fluctuations in prices and gross margins. Generally, after a period of rising or stable prices, capacity has increased to exceed demand with a resulting decrease in prices and gross margins. Over the last fifteen years, there have been consolidations in both markets, particularly with respect to PVC resin manufacturers. During the same period, the capacity of PVC resin producers has increased from just over 9 billion pounds to over 18 billion pounds today. Published PVC resin prices have fluctuated from a high of approximately $.44 per pound in 1988 to a low of approximately $.26 per pound in 1992 to a high of almost $.40 per pound in 1995 to a low of approximately $.25 per pound in 1999 to a high of approximately $.40 per pound in 2000, to a low of approximately $.25 per pound at the end of 2001.

We saw a softening of demand beginning in the second half of 2000 that continued throughout 2001 in most of our PVC product lines as PVC resin and PVC pipe prices have decreased during the same period. We believe the reduction in demand is due in part to our distributors' reluctance to purchase pipe for inventory while pipe prices are declining and in part to the general slowing of the economy in the second half of 2000 and all of 2001.

While we expect the demand for PVC pipe to continue to increase over the long term, we also expect that the industry will continue to be subject to cyclical fluctuations and times when supply will exceed demand, driving prices and margins down. These conditions could result from a general economic slowdown either domestically or elsewhere in the world or capacity increases in either the PVC resin or PVC pipe markets. As a result of the size of both the PVC resin and PVC pipe markets, and the consolidation that has occurred in these industries, we believe that fluctuations from capacity increases are likely to be less extreme than they have been historically. General economic conditions both in the United States and abroad will, however, continue to have a significant impact on our prices and gross margins.

We have a significant amount of outstanding debt and must continue to operate our business to meet our outstanding obligations.

We have a significant amount of indebtedness outstanding, see Liquidity and Capital Resources. As a result, we must allocate a significant portion of cash to pay the principal and interest on this debt. During 2001, we were in default under our credit facilities' financial covenants which required us to implement a financial restructuring to reduce our annual fixed charges. However, economic and market conditions could develop that cause us to not meet our fixed charges, which would cause us to default on our credit facilities. In the event of a default, we will be required to either obtain a waiver from our lenders or amend our lending agreements. There is no assurance that our lenders, note holders and lessors will waive any future defaults or agree to any future amendments of our credit facilities and leases. If we failed to obtain a waiver or an amendment, we would be required to obtain new financing from alternative financial sources. There is no assurance that we could obtain new financing, and if we did, there is no assurance that we could obtain terms as favorable as our current credit facilities.

Interest rates effect our ability to finance our indebtedness and may adversely effect the demand for our products when higher rates slow the growth of our economy.

We financed our purchase of PWPipe in 1999 using a $100 million Senior Credit Facility and approximately $32 million of Senior Subordinated Notes. On February 28, 2002 we completed a financial restructuring to reduce our floating interest rate term notes from $27.5 million to $17.6 million. However even with the reduction of our debts our ability to service our debt remains sensitive to an increase in interest rates. A one percent increase in interest rates would further challenge our ability to pay the interest expense on our debt and fixed charges. In addition, an increase in interest rates could slow the growth of the economy and affect the demand for our products.

Other risk factors

In addition to the risk factors discussed above, our business is also affected by the following: (i) adverse weather conditions that result in a slow-down in construction and the demand for our products; (ii) competition in the PVC resin and pipe industry that puts pressure on the price of PVC resin and the demand for PVC pipe; and (iii) net operating loss utilization. For financial reporting purposes, the Company's cumulative deferred tax asset recorded in prior years totaling approximately $13.5 million associated with net operating loss carryforwards, has been fully utilized, including approximately $4.0 million in the first half of 2000. We have evaluated tax-reporting compliance relating to the past and fiscal 2000 utilization of the net operating loss carryforwards, and believe we have complied in all respects. A failure to meet the requirements could result in a loss or limitation of the utilization of carryforwards, which could have a material adverse effect on our financial position and results of operations in future periods.

Critical Accounting Policies

Management's discussion and analysis of its financial condition and results of operations are based upon the Company's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported revenues and expenses during the reporting period. Management bases these estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the recorded values of certain assets and liabilities. Actual results could differ from these estimates.

Management believes the Company's critical accounting policies and areas that require more significant judgments and estimates used in the preparation of its financial statements include:

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts necessary to maintain the allowance at a level estimated to be sufficient to absorb future losses due to accounts that are potentially uncollectible. The allowance is based on our historical experience with prior year write-offs, aging of past due accounts, financial condition of the customer and the general economic conditions of our market place. Actual results could differ from these estimates under different assumptions resulting in an increase to the allowance for doubtful accounts and bad debt expense.

Inventory

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method and includes materials, labor and manufacturing overhead. Judgment by management is required to determine both replacement cost and market. We recorded lower of cost or market adjustments in the fourth quarters of 2001 and 2000 reducing pipe inventory values by $2.1 million and $4.8 million, respectively. A change in these management estimates would impact cost of goods sold and the inventory carrying value.

Property Equipment and Goodwill

Management periodically reviews its long-lived and intangible assets and goodwill for impairment and assesses whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of that asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated by the excess of the asset's carrying value over its estimated fair value. Management also periodically reassesses the estimated remaining useful lives of its long-lived assets. Changes to either estimated future undiscounted cash flows or useful lives would impact the amount of depreciation and amortization expense recorded in earnings.

Accounting for Income Taxes

Significant judgment by management is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. As part of the process of preparing our financial statements, management is required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included within our balance sheet. Management must then assess the likelihood that deferred tax assets will be recovered from future taxable income and, to the extent management believes that recovery is not likely, a valuation allowance must be established. To the extent that a valuation allowance is established or increased, an expense within the tax provision is included in the Statement of Operations.

Insurance Liabilities

We self-insure our employees for health and dental related claims. The claims liability is based on claims history. The liability is based on external analysis of our historical claim reporting trends. Management believes the results could be materially different if historical trends do not reflect actual results.

Worker's Compensation Liability

We maintain an insurance liability for incurred and not paid and incurred but not reported employee related injuries. The liability is based on external analysis of the Company's historical claims history. Management believes the results could be materially different if historical trends do not reflect actual results.

Warranty Liability

The provision for estimated expenses related to product warranty is reviewed regularly. Warranty liabilities are based using historical information on the frequency and average cost of warranty claims. Management studies trends of warranty claims to improve pipe quality, pipe installation techniques and minimize future claims. Management believes that the warranty liability is adequate at year-end. However, results could be materially different if historical trends do not reflect actual results.

Recent Accounting Pronouncements

In July 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." The statements eliminate the pooling-of-interests method of accounting for business combinations and eliminate the amortization of goodwill and certain intangibles. Instead, these assets will be reviewed under an impairment-only approach, with any related impairment recognized in earnings when incurred. The statements were effective for the Company for business combinations completed after June 30, 2001, and will be effective January 1, 2002 for existing goodwill and intangible assets. The Company expects implementation of SFAS No. 142 will not have a material impact on its financial statements. The carrying value of goodwill will be evaluated at the date of implementation of SFAS No. 142 and as required in periods thereafter with respect to the new accounting pronouncement impairment testing requirements. Management does not foresee any associated impairment charges from the adoption of SFAS No. 142, or thereafter, based on current information. Goodwill amortization in 2001 was approximately $71,000 after tax.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" requiring the recognition of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its present value and the related capitalized charge is depreciated over the useful life of the asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management has not completed its evaluation of the impact associated with the adoption of SFAS No. 143.

In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement will require long-lived assets to be measured at the lower of carrying amount or fair value less cost to sell whether reported in continuing operations or in discontinued operations. This statement is effective for fiscal years beginning after December 15, 2001. Management does not foresee any associated impairment charges from the adoption of SFAS No. 144, or thereafter, based on current information.

To the Stockholders and the Board of Directors of
PW Eagle, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of stockholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of PW Eagle, Inc. at December 31, 2001 and 2000, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Minneapolis, Minnesota
February 1, 2002, except for Note 4, as to which the date is March 27, 2002

Balance Sheets

(in thousands, except for shares and per share amounts)

ASSETS

At December 31,	*2001*	*2000*
Current assets:		
Cash and cash equivalents	$ 624	$ 816
Accounts receivable, net	12,918	18,246
Inventories	33,390	44,391
Deferred income taxes	2,033	3,491
Income taxes receivable	4,156	3,376
Other	1,250	291
Total current assets	54,371	70,611
Property and equipment, net	67,827	76,589
Other assets	15,212	11,179
Total assets	$ 137,410	$ 158,379

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Borrowings under revolving credit facility	$ 27,996	$ 16,458
Current maturities of long-term debt	3,595	10,408
Accounts payable	16,145	7,839
Accrued liabilities	8,066	16,447
Total current liabilities	55,802	51,152
Other long-term liabilities	3,625	2,713
Deferred income taxes	—	1,080
Long-term debt, less current maturities	24,271	27,500
Senior subordinated debt	29,453	28,068
Total liabilities	113,151	110,513
Commitments and contingencies (Note 6)		
Stock warrants	—	5,887
Stockholders' equity:		
Series A preferred stock, 7% cumulative dividend; convertible; $2 per share liquidation preference; no par value; authorized 2,000,000 shares; none issued and outstanding	—	—
Undesignated stock, $.01 per share; authorized 14,490,000 shares; none issued and outstanding	—	—
Stock warrants	5,887	—
Common stock, par value $.01 per share; authorized 30,000,000 shares; issued and outstanding 6,886,625 and 8,069,675 shares, respectively	69	81
Class B common stock, par value $.01 per share; authorized 3,500,000 shares; none issued and outstanding	—	—
Additional paid-in capital	29,757	40,521
Unearned compensation	(434)	(473)
Notes receivable from officers and employees on common stock purchases	(1,039)	(1,181)
Accumulated other comprehensive loss	(156)	—
Retained earnings (accumulated deficit)	(9,825)	3,031
Total stockholders' equity	24,259	41,979
Total liabilities and stockholders' equity	$ 137,410	$ 158,379

The accompanying notes are an integral part of the financial statements.

Statements of Operations

(in thousands, except for per share amounts)

Years ended December 31,	*2001*	*2000*	*1999*
Net sales	$ 246,130	$ 343,974	$ 153,950
Cost of goods sold	219,659	256,616	110,485
Gross profit	26,471	87,358	43,465
Operating expenses:			
Selling expenses	24,725	28,168	16,855
General and administrative expenses	8,612	13,290	5,979
Nonrecurring items	1,167	(195)	1,963
	34,504	41,263	24,797
Operating (loss) income	(8,033)	46,095	18,668
Non-operating expenses:			
Interest expense	11,775	13,655	5,125
Other expense (income), net	377	(249)	(226)
Nonrecurring items	—	2,845	1,825
	12,152	16,251	6,724
(Loss) income before income taxes	(20,185)	29,844	11,944
Income tax (benefit) expense	(7,329)	11,626	(2,618)
Net (loss) income	(12,856)	18,218	14,562
Preferred stock dividends and loss on redemption	—	—	1,401
Net (loss) income applicable to common stock	$ (12,856)	$ 18,218	$ 13,161
Earnings (loss) per share:			
Basic	$ (1.80)	$ 2.34	$ 1.88
Diluted	$ (1.80)	$ 1.72	$ 1.48
Shares used in earnings (loss) per shares calculation:			
Basic	7,139	7,778	6,998
Diluted	7,139	10,592	9,812

The accompanying notes are an integral part of the financial statements.

Statements of Stockholders' Equity

(in thousands)

Years Ended December 31, 2001, 2000 and 1999

	Series A Preferred Stock	*Stock Warrants*	*Common Stock*	*Additional Paid-in Capital*	*Unearned Compensation*	*Notes Receivable from Officers and Employees on Common Stock Purchases*	*Accumulated Other Comprehensive Income (Loss)*	*Retained Earnings (Accumulated Deficit)*	*Total*
Balance at December 31, 1998	$ 38	$ —	$66	$36,481	$ —	$ (434)	$ —	$(28,348)	$ 7,803
Net income	—	—	—	—	—	—	—	14,562	14,562
Dividends on preferred stock	—	—	—	—	—	—	—	(583)	(583)
Loss on conversion of preferred stock	—	—	—	—	—	—	—	(818)	(818)
Common stock issued									
Options exercised	—	—	11	758	—	(225)	—	—	544
Company sponsored programs	—	—	5	1,795	(617)	(852)	—	—	331
Common stock acquired and retired	—	—	(5)	(939)	—	—	—	—	(944)
Payments received	—	—	—	—	—	215	—	—	215
Compensation expense	—	—	—	918	30	—	—	—	948
Balance at December 31, 1999	$ 38	$ —	$77	$39,013	$(587)	$(1,296)	$ —	$(15,187)	$22,058
Net income	—	—	—	—	—	—	—	18,218	18,218
Stock grant	—	—	—	14	(14)	—	—	—	—
Conversion of preferred stock to common stock	(38)	—	1	37	—	—	—	—	—
Common stock issued									
Options exercised	—	—	3	934	—	—	—	—	937
Non-qualified stock options tax benefit	—	—	—	143	—	—	—	—	143
Payments received	—	—	—	—	—	115	—	—	115
Compensation expense	—	—	—	380	128	—	—	—	508
Balance at December 31, 2000	$ —	$ —	$81	$40,521	$(473)	$(1,181)	$ —	$ 3,031	$41,979
Comprehensive income (loss):									
Net loss	—	—	—	—	—	—	—	(12,856)	(12,856)
Transition adjustment relating to the adoption of FAS 133, net of taxes	—	—	—	—	—	—	(132)	—	(132)
Change in fair value of financial instrument designated as a hedge of interest rate exposure, net of taxes	—	—	—	—	—	—	(106)	—	(106)
Unrealized loss on securities from non-qualified deferred compensation plans	—	—	—	—	—	—	82	—	82
Other comprehensive loss	—	—	—	—	—	—	—	—	(156)
Comprehensive loss	—	—	—	—	—	—	—	—	(13,012)
Stock warrants (Note 7)	—	5,887	—	—	—	—	—	—	5,887
Common stock repurchases	—	—	(12)	(10,975)	—	—	—	—	(10,987)
Common stock issued									
Options	—	—	—	7	—	—	—	—	7
Company sponsored programs	—	—	—	196	(85)	(77)	—	—	34
Non-qualified stock options tax benefit	—	—	—	8	—	—	—	—	8
Payments received	—	—	—	—	—	219	—	—	219
Compensation expense	—	—	—	—	124	—	—	—	124
Balance at December 31, 2001	$ —	$5,887	$69	$29,757	$(434)	$(1,039)	$(156)	$ (9,825)	$24,259

The accompanying notes are an integral part of the financial statements.

Statements of Cash Flows

(in thousands)

Years ended December 31,	*2001*	*2000*	*1999*
Cash flows from operating activities:			
Net income	$ (12,856)	$ 18,218	$ 14,562
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Gain on sale of land held for sale	—	(249)	(189)
Loss on disposal of fixed assets	409	54	20
Depreciation and amortization	9,463	8,363	4,456
Loss on impairment of assets	400	—	—
Amortization of debt issue costs, discounts and premiums	1,990	2,017	744
Receivable provisions	(80)	1,049	599
Inventory writedown to estimated market value	(2,098)	(4,825)	—
Deferred income taxes	(3,087)	4,977	(3,738)
Issuance of subordinated debt for interest payment	671	658	—
Non-cash compensation	206	508	948
Change in assets and liabilities:			
Accounts receivable	5,407	6,864	1,467
Income taxes receivable	(632)	(3,376)	—
Inventories	13,099	6,211	(15,097)
Other current assets	11	(31)	38
Accounts payable	8,003	(9,896)	(4,496)
Accrued liabilities	(8,374)	4,347	3,032
Other	174	465	202
Net cash provided by operating activities	12,706	35,354	2,548
Cash flows from investing activities:			
Purchases of property and equipment	(3,362)	(11,450)	(6,170)
Purchases of and improvements to land held for sale	—	—	(144)
Proceeds from property and equipment disposals	77	24	91
Proceeds from sale of land held for sale	—	940	686
Payments on notes receivable	219	87	215
Acquisition of PWPipe, net of cash acquired of $1.2 million	—	—	(72,590)
Purchase price reduction, litigation recovery	—	1,000	—
Net cash used in investing activities	(3,066)	(9,399)	(77,912)
Cash flows from financing activities:			
Change in cash overdraft	303	(4,612)	5,741
Borrowings under revolving credit facility	276,991	346,357	171,842
Payments under revolving credit facility	(265,453)	(360,457)	(150,916)
Proceeds from long-term debt	—	—	50,000
Repayment of long-term debt	(10,041)	(10,033)	(14,492)
Proceeds from senior subordinated debt	—	—	18,037
Payment of debt issuance costs/financing costs	(686)	—	(5,557)
Issuance of common stock under stock option plan	41	937	1,713
Common stock repurchases	(10,987)	—	(1,782)
Issuance of stock warrants	—	—	4,463
Payment of preferred stock dividend	—	—	(1,016)
Net cash (used in) provided by financing activities	(9,832)	(27,808)	78,033
Net change in cash and cash equivalents	(192)	(1,853)	2,669
Cash and cash equivalents, beginning of year	816	2,669	—
Cash and cash equivalents, end of year	$ 624	$ 816	$ 2,669

The accompanying notes are an integral part of the financial statements.

1. Significant Accounting Policies

The Company — PW Eagle, Inc., a Minnesota corporation, manufactures and distributes polyvinyl chloride (PVC) pipe and fittings, and polyethylene (PE) pipe and tubing products used for turf and agricultural irrigation, natural gas transmission, water wells, fiber optic lines, electronic and telephone lines, potable water and sewage transmission, and commercial and industrial plumbing. We distribute our products primarily west of the Ohio and Mississippi rivers, including Hawaii, Alaska and selected foreign countries.

Basis of Financial Statement Presentation — In September 1999, Eagle Pacific Industries, Inc. acquired Pacific Western Extruded Plastics Company (PWPipe) as described in Note 3. All operating results and cash flows include the results of PWPipe since September 20, 1999, the date of acquisition. On June 15, 2000, Eagle Pacific Industries, Inc. changed its name to PW Eagle, Inc. (the Company).

Cash Equivalents — The Company considers all highly liquid temporary investments with an original maturity of three months or less when purchased to be cash equivalents.

Inventories — Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method and includes materials, labor and manufacturing overhead. The Company's principal raw material used in production is PVC resin that is subject to significant market price fluctuations.

Property and Equipment — Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are computed on the straight-line method over estimated useful asset lives (shorter of asset life or lease term for leasehold improvements). Useful lives range from 10 to 30 years for buildings and improvements and 3 to 8 years for equipment and fixtures. Maintenance and repairs are charged to operations as incurred. Major renewals and betterments are capitalized. Fully depreciated assets are retained in property and accumulated depreciation accounts until removed from service. Upon disposal, assets and related accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to operations. The carrying value is evaluated for impairment based on historical and projected undiscounted cash flows whenever events or circumstances indicate that the carrying value may not be recoverable.

Deferred Financing Costs — Deferred financing costs are amortized over the term of the related indebtedness using the effective interest method.

Assets Held for Sale — In conjunction with the development of the West Jordan, Utah, manufacturing facility, the Company was required to purchase and develop land for an entire industrial park. The Company is currently in the process of selling the excess land. As a result of the restructuring, the Company closed the Hillsboro production facility and relocated certain equipment from it to other production facilities within the Company. The Hillsboro land, building and equipment not relocated to other facilities were transferred from property and equipment to current assets held for sale in 2001. In February 2002, the Hillsboro land, building and equipment was sold. Assets held for sale are stated at the lower of cost or net realizable value.

Goodwill — Goodwill has been recorded for the excess of the purchase price over the fair value of the net assets acquired in acquisitions and is being amortized using the straight-line method over 40 years. The carrying value is evaluated for impairment based on historical and projected undiscounted cash flows whenever events or circumstances indicate that the carrying value may not be recoverable.

Fair Value of Financial Instruments — Management estimates that the carrying value of long-term debt approximates fair value. The estimated fair value amounts have been determined through the use of discounted cash flow analysis using interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities. All other financial instruments, including accounts receivable, accounts payable and accrued liabilities, approximate fair value because of the short-term nature of these instruments.

Revenue Recognition — Revenue is recognized upon shipment to customers, primarily with FOB shipping point terms. Shipping and handling costs associated with product sales are classified as a component of selling expenses and amounted to $15.7 million, $15.7 million, and $7.9 million for the years ending December 31, 2001, 2000 and 1999, respectively.

Product Warranty — The Company's products are generally under warranty against defects in material and workmanship for a period of one year; however, one of the Company's products has a 50-year warranty and another has a lifetime warranty for as long as the original purchaser owns the property where this product was originally installed. The Company has established warranty provisions for its estimated future warranty costs.

Income Taxes — Deferred income tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using currently enacted tax rates in effect for the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Earnings Per Share — Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted average number of outstanding common shares and dilutive shares relating to stock options and preferred stock, if dilutive.

Comprehensive Income — Components of comprehensive income for the Company include net income, the transition adjustment for the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted, changes in fair market value of financial instrument designated as hedge of interest rate exposure and unrealized loss on securities from non-qualified deferred compensation plans. These amounts are presented in the Statements of Changes in Stockholders' Equity and Comprehensive Income.

As a result of no items of other comprehensive income occurring during the two-year period ended December 31, 2000, comprehensive income is the same as net income as reported.

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation — The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

Reclassifications — Certain reclassifications have been made to the prior year financial statements to conform to the 2001 presentation. Such reclassifications had no effect on net income or stockholders' equity as previously reported.

Recent Accounting Pronouncements — In July 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." The statements eliminate the pooling-of-interests method of accounting for business combinations and eliminate the amortization of goodwill and certain intangibles. Instead, these assets will be reviewed under an impairment-only approach, with any related impairment recognized in earnings when incurred. The statements were effective for the Company for business combinations completed after June 30, 2001, and will be effective January 1, 2002 for existing goodwill and intangible assets. The Company expects implementation of SFAS No. 142 will not have a material impact on the financial statements. The carrying value of goodwill will be evaluated at the date of implementation of SFAS No. 142 and as required in periods thereafter with respect to the new accounting pronouncement impairment testing requirements. Management does not foresee any associated impairment charges from the adoption of SFAS No. 142, or thereafter, based on current information. Goodwill amortization in 2001 was approximately $71,000 after tax.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" requiring the recognition of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its present value and the related capitalized charge is depreciated over the useful life of the asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management has not completed its evaluation of the impact associated with the adoption of SFAS No. 143.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement will require long-lived assets to be measured at the lower of carrying amount or fair value less cost to sell whether reported in continuing operations or in discontinued operations. This statement is effective for fiscal years beginning after December 15, 2001. Management does not foresee any impairment charges from the adoption of SFAS No. 144, or thereafter, based on current information.

2. Other Financial Statement Data

The following provides additional information concerning selected balance sheet accounts (in thousands):

	2001	*2000*
Accounts receivable		
Trade receivables	**$ 16,809**	$22,217
Allowances	**(3,891)**	(3,971)
	$ 12,918	$18,246
Inventories		
Raw materials	**$ 7,968**	$ 9,348
Finished goods	**25,422**	35,043
	$ 33,390	$44,391
Other assets		
Deferred financing costs, net	**3,349**	3,940
Assets held for sale	**1,447**	655
Goodwill, less accumulated amortization of $817 and $705, respectively	**3,651**	3,763
Deferred income taxes	**3,465**	—
Other	**3,300**	2,821
	$ 15,212	$11,179
Property and equipment		
Land	**$ 5,488**	$ 6,636
Buildings and leasehold improvements	**20,657**	21,506
Machinery and equipment	**58,955**	51,379
Furniture and fixtures	**2,767**	2,469
Equipment components	**4,148**	4,275
Construction-in-progress	**1,805**	8,041
	93,820	94,306
Accumulated depreciation	**(25,993)**	(17,717)
	$ 67,827	$76,589
Accrued liabilities		
Accrued payroll and benefits	**$ 3,453**	$10,921
Accrued interest	**1,556**	588
Self-insurance reserves	**1,515**	1,823
Restructuring	**408**	—
Other	**1,134**	3,115
	$ 8,066	$16,447

At December 31, 2001 and 2000, a writedown of $2.1 million and a $4.8 million, respectively, was recorded to reduce inventories to estimated market value.

The Company currently maintains the Phoenix, Arizona facility and related equipment with an approximate net book value of $4.3 million in an idled status, as discussed in Note 12.

Accounts payable included cash overdrafts of approximately $1.1 million at December 31, 2000.

The Company's debt has been classified in the balance sheet at December 31, 2001 under terms of the revised loan agreements and sale leaseback financing, which were completed subsequent to December 31, 2001.

The following provide supplemental disclosures of cash flow activity (in thousands):

	2001	*2000*	*1999*
Interest paid, including prepaid interest to extinguish contingent interest	**$ 8,027**	$11,264	$3,858
Income taxes (received) paid	**(3,553)**	10,317	533
Significant non-cash operating, investing and financing activities:			
Preferred stock exchanged for common stock	**—**	38	—
Preferred stock exchanged for subordinated note	**—**	—	10,000
Issuance of warrants relating to recapitalization/acquisition	**—**	—	2,060
Additional paid in capital-stock compensation	**—**	380	918
Tax benefits related to stock options	**8**	143	—
Subordinated note acquired in recapitalization/acquisition	**—**	—	8,325
Loss on conversion of preferred stock	**—**	—	385
Deferred tax liability related to issuance of subordinated note and reduction of warrant	**—**	—	636
Transfers to assets held for sale	**1,762**	—	792
Issuance of common stock in exchange for notes receivable	**78**	—	1,077
Cancellation of restricted stock	**(102)**	—	—
Issuance of restricted stock	**186**	14	617

3. Merger and Acquisition

Effective as of September 16, 1999, the Company acquired (the Acquisition) all of the outstanding capital stock of PWPipe, a manufacturer of PVC pipe and fittings. PWPipe was then merged into the Company. PWPipe operated six manufacturing facilities. The Company paid approximately $73.8 million, including transaction costs, and assumed certain liabilities.

Fair value of assets acquired	$ 95,923
Acquisition price of PWPipe	(73,761)
Liabilities assumed	$ 22,162

The Acquisition was financed in connection with the Company's recapitalization which included the retirement of $10.0 million outstanding 8% convertible preferred stock, the amendment of its outstanding Senior Credit Facility and the issuance of $32.5 million in debt consisting of Senior Subordinated Notes and detachable stock purchase warrants (Notes 4 and 7). In addition, the Company recorded an expense of $800,000 for severance costs related to the elimination of redundant positions following the Acquisition (Note 13).

On May 26, 2000, the Company received a $1.2 million settlement payment for "lost profits or business-related economic harm" from an action brought by the Company against certain responsible parties. This action was associated with environmental contamination to the Company's Tacoma, Washington property that resulted from releases occurring on adjacent property not owned by the Company. This property was acquired as part of the September 16, 1999 acquisition of PWPipe. Approximately $1.0 million of the settlement payment was, for financial reporting purposes, recorded as a retroactive reduction to the September 16, 1999 acquisition price of PWPipe since this represented the resolution of a preacquisition matter. The balance of the May 26, 2000 payment was recorded as an offset to litigation costs incurred in 2000. The Company is not a party to proposed clean-up plans currently being structured between the State of Washington and the responsible parties.

The Acquisition has been accounted for as a purchase and, accordingly, the results of operations of PWPipe are included in the accompanying financial statements for the period subsequent to the consummation of the Acquisition. The original purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair values as set forth below. The original purchase price allocation is as follows (in millions):

Net working capital	$21.1
Property and equipment	49.7
Deferred tax asset	3.0
	$73.8

4. Financing Arrangements

Events Occurring Subsequent to December 31, 2001

On February 28, 2002, we entered into revised loan agreements with the lenders of our Senior Credit Facility and holders of the Senior Subordinated Notes, and completed a sale-leaseback transaction for certain of our manufacturing facilities and the Eugene office building. The revised loan agreements significantly reduced our 2002 and 2003 annual fixed charges (including lease payments) from approximately $11 million to $5.6 million and $5.1 million in 2002 and 2003, respectively.

In connection with these revisions, the lenders of the Senior Credit Facility and holders of the Senior Subordinated Notes waived any event of default arising from the Company's past inability to comply with the financial covenants of these agreements. Principal payments under the revised Senior Credit Facility were reduced to $2.9 million annually. Under the revised loan agreements, principal payments on Term Note A are due in quarterly installments of $0.7 million beginning March 31, 2002. Term Note A bears an interest rate of LIBOR plus 3%. The amended Revolving Credit Facility bears an interest rate of LIBOR plus 2.75%. The Company is required to pay a fee equal to 0.5% on the unused portion of the Revolving Credit Facility. Additionally, the amount available under the Revolving Credit Facility was reduced from $50 million to $40 million.

Proceeds from the sale-leaseback transaction, along with proceeds from the February 2002 sale of certain assets, were used to reduce Term Note A from $23.8 million to $17.6 million and pay Term Note B in full. The remaining proceeds were used to reduce the balance of the Company's Revolving Credit Facility by approximately $4 million. A sale-leaseback financing obligation of approximately $14 million, with annual lease payments of approximately $1.7 million, was recorded for financial reporting purposes.

Under the revised financing agreements, the Company is required to comply with certain restrictive financial ratios and covenants relating to minimum net worth, minimum fixed charge coverage, minimum interest coverage, funded debt to EBITDA, and maximum capital expenditures, as well as other customary covenants, representations, warranties and funding conditions. In addition, the Company must report EBITDA of at least $400,000 for the quarter ended March 31, 2002. Maintenance of these ratios and covenants is of particular concern given the uncertain economic climate in the United States. In response, management has implemented various cost reduction efforts and continues to focus on reducing costs in order to maintain compliance with its debt covenants. These efforts include the 2001 restructuring of operations (Note 12), as well as the significant reduction in fixed and contractual charges associated with the Company's revised loan agreements and sale-leaseback transaction, as discussed above.

Scheduled aggregate annual maturities of amounts classified as debt obligations at December 31, 2001, under terms of the revised loan agreements and sale-leaseback financing lease obligation are (in thousands):

	Senior and Subordinated Debt And other notes	*Capital Leases*	*Total*
2002	$ 3,238	$ 1,651	$ 4,889
2003	2,992	1,651	4,643
2004	11,736	1,651	13,387
2005	9,818	1,651	11,469
2006	9,818	1,651	11,469
Thereafter	9,817	24,763	34,580
Total scheduled cash payments	47,419	33,018	80,437
Less amounts representing interest		(18,968)	(18,968)
	$47,419	$ 14,050	$61,469
Less February 28, 2002 application of sale-leaseback proceeds utilized to reduce December 31, 2001 Revolving Credit Facility			(4,150)
Total amounts classified as debt obligations at December 31, 2001			$57,319

Financing Agreements at December 31, 2001

Financing agreements, as set forth in the table, and discussed below, at December 31, 2001, without giving effect to the February 28, 2002, revised loan agreements and sale-leaseback transaction, include a Senior Credit Facility consisting of a: (i) Term Note A; (ii) Term Note B; and a (iii) Revolving Credit Facility ($60.0 million from March 15, 2000 through June 15, 2000 and $50.0 million at all other times). The Senior Credit Facility is collateralized by substantially all assets of the Company.

Long-term obligations at December 31, consisted of the following (in thousands):

	2001	*2000*
Term note A	**$ 23,750**	$ 28,750
Term note B	**3,750**	8,750
Senior subordinated notes	**29,453**	28,068
Various installment notes payable	**366**	408
	$ 57,319	$ 65,976

Term Note A bears interest at a rate equal to the LIBOR plus 3%. Term Note B bears interest at a rate equal to LIBOR plus 3.5%. The LIBOR rate at December 31, 2001 and 2000 was 2.125% and 6.875%, respectively. Principal on the term notes was due and payable quarterly in $2.5 million amounts beginning on December 31, 1999, and continuing on the last day of each March, June, September and December thereafter until paid in full on September 20, 2004. The Company was in violation of financial covenants as of June 30, September 30, and December 31, 2001. The Company's lenders have since waived compliance with these covenant violations. Outstanding notes issued pursuant to the Revolving Credit Facility bear interest at a rate equal to LIBOR plus 2.75%. The Company was required to pay a fee equal to 2.75% on the unused portion of the Revolving Credit Facility. At December 31, 2001, the Company had a collateral shortfall of $2.6 million, which is based on available collateral, including eligible accounts receivable and inventory less a $2 million lender reserve.

The Company also issued, in 1999, Senior Subordinated Notes totaling $32.5 million ($26.4 million recorded amount, net of debt discount described below) with detachable warrants to purchase an aggregate of 1,940,542 shares of Company common stock. Interest on the Senior Subordinated Notes is payable at a fixed rate per annum equal to 14% beginning on December 20, 1999, and on the 20 day of each March, June, September and December thereafter until the entire principal and interest is paid in full on September 20, 2007. Of this interest, 12% is payable in cash and 2% is accrued through the issuance of additional subordinated notes. Principal is due in three equal installments on September 20 of 2005, 2006 and 2007. The Senior Subordinated Notes provide for mandatory prepayment in the event of a change in control of the Company, as defined. A debt discount totaling $6.1 million has been recorded with the issuance of the Senior Subordinated Notes, based on the collective estimated fair value of the Senior Subordinated Notes and warrants on the date issued. The discount is being amortized using the effective method as a yield adjustment over the term of the notes. Unamortized discount related to these notes was $4.5 million and $5.2 million at December 31, 2001 and 2000, respectively. For the years ending December 31, 2001, 2000, and 1999,

$0.7 million, $0.7 million, and $0.2 million, respectively, of the discount was recognized as interest expense in the income statement.

The weighted average interest rate on all short-term borrowings for the years ended December 31, 2001 and 2000, was 6.75% and 9.3%, respectively.

In November 1999, the Company entered into a fixed rate lock agreement of 6.46% for the purpose of establishing an effective interest rate on its amended Senior Credit Facility, as described in Note 5.

The fair market value of borrowing under the Senior Credit Facility fixed rate lock agreement and Senior Subordinated Notes approximate their carrying value at December 31, 2001, as their applicable interest rates approximate current market rates.

5. Derivative Instruments

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted (FAS 133). FAS 133 requires that all derivative instruments, such as interest rate swap contracts, be recognized in the financial statements and measured at their fair market value. Changes in the fair market value of derivative instruments are recognized each period in current earnings or shareholders' equity (as a component of other comprehensive income), depending on whether a derivative is designated as a part of a hedge transaction and, if it is, the type of hedge transaction. The adoption of FAS 133 did not have a material impact on the Company's primary financial statements, but did result in the recording of an unrealized loss of $132,000, net of tax, in other comprehensive income.

In the normal course of business, the Company is exposed to changes in interest rates. The Company has established policies and procedures that govern the management of these exposures through the use of financial instruments. By policy, the Company does not enter into such contracts for the purpose of speculation. In November 1999, under covenants of our Senior Credit Facility, the Company entered into a fixed rate agreement on 50% of the outstanding Senior Subordinated Notes for three years with a LIBOR rate of 6.46%.

The Company's objective in managing its exposure to interest rates is to decrease the volatility that changes in interest rates might have on earnings and cash flows. To achieve this objective, the Company uses a fixed rate agreement to adjust a portion of total debt, as determined by management, that is subject to variable interest rates. The Company designates this instrument as a cash flow hedge. Under the fixed rate agreement, the Company agrees to pay a fixed rate of interest. This contract is considered to be a hedge against changes in the amount of future cash flows associated with the Company's interest payments related to a portion of its variable rate debt obligations. Accordingly, the fixed rate agreement is reflected at fair value in the Company's balance sheet and the related gains or losses on this contract are deferred in shareholders' equity as a component of comprehensive income. However, to the extent that this contract is not effective in offsetting the change in interest cash flows being hedged, the ineffective portion is immediately recognized in earnings.

At December 31, 2001, the Company had a fixed rate agreement to pay a 6.46% fixed rate of interest and receive a variable rate of interest based on the one-month LIBOR rate (ranging from 2.125% to 6.875% during fiscal 2001) on a $13.75 million notional amount of indebtedness. This notional amount decreases until the fixed rate agreement terminates in September 2002. Total net loss recorded in other comprehensive income, net of taxes, was $238,000 at December 31, 2001.

6. Commitments and Contingencies

The Company is subject to various legal proceedings and claims that have arisen in the ordinary course of its business and have not been finally adjudicated. In management's opinion, the disposition of present proceedings and claims will not have a material adverse effect on the Company's financial position, results of operations or cash flows in future periods.

The Company has non-cancelable operating leases for certain operating facilities that expire in 2010. The operating facility leases contain provisions for increasing the monthly rent with changes in the Consumer Price Index (CPI).

Future minimum lease payments at December 31, 2001, excluding CPI increases, are (in thousands):

2002	$ 720
2003	538
2004	548
2005	310
2006	315
Thereafter	1,111
	$3,542

Rent expense under all operating leases was $918,000, $852,000 and $397,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

7. Preferred Stock Redemption and Common Stock Purchase Warrant

On September 20, 1999, as part of the issuance of the Senior Subordinated Notes (Note 4), the Company redeemed $10.0 million of its outstanding 8% convertible preferred stock in exchange for $10.0 million Senior Subordinated Notes and detachable Warrants to purchase 597,090 shares of common stock. A loss of approximately $800,000 was recorded for financial reporting purposes (classified with preferred dividends in the Statement of Operations) on the retirement of the preferred shares, based on the fair value of the Senior Subordinated Notes and detachable warrant issued in the exchange. In addition, a detachable warrant to purchase 1,343,452 shares of common stock was issued in conjunction with the issuance of the $22.5 million senior subordinated note. All of the detachable warrants are exercisable to purchase the Company's common stock or Class B common stock at $0.01 per share and expire in ten years. The number of shares issuable upon exercise and the warrant exercise price are adjustable in the event the Company pays a dividend in common stock, subdivides or combines its common stock, or sells capital stock or options to purchase capital stock at a price less than the market price of its capital stock on the date of issuance or completes a capital reorganization or reclassification of its capital stock. The Company has granted the warrant holders a right of first refusal. The Company cannot sell or issue any of its common stock, options or convertible securities unless it has first offered to sell to each warrant holder its proportionate share. Certain affiliates of the Company granted the warrant holders tagalong rights that give the warrant holders the right to join any affiliate in the sale of any of their shares. In addition, the Company granted the warrant holders a put right, whereby in the event of a change of control of the Company, as defined, the warrant holders have the right to require the Company to purchase all or any part of the warrants or shares issuable upon exercise of the warrants. On March 20, 2001, the Company signed an agreement with the holders of its outstanding warrants to purchase 1,940,542 shares of common stock, whereby the warrant holders have agreed to cancel their right to require the Company to purchase their warrants (the "Put Rights") upon a change of control of the Company. Due to the cancellation of the Put Rights, the Company reclassified the stock warrants, which were previously excluded from permanent equity in the balance sheet with a value of $5,887,000, as an addition to stockholders' equity in its December 31, 2001 balance sheet.

8. Income Taxes

Deferred tax assets and liabilities represent temporary differences between the basis of assets and liabilities for financial reporting purposes and tax purposes. Deferred tax assets are primarily related to amounts, which have been deducted for financial statement purposes but have not been deducted for income tax purposes and the tax effect of net operating loss carryforwards. Under the Tax Reform Act of 1986, certain future changes in ownership resulting from the sale of stock may limit the amount of net operating loss carryforwards that can be utilized on an annual basis. The Company has and continues to evaluate compliance relating to the utilization of the net operating loss carryforwards, and believes it has complied in all respects. A failure to meet the requirements could result in a loss or limitation of the utilization of carryforwards, which could have a material adverse effect on the Company's financial position and results of operations in future periods.

At December 31, 2001, the Company had a net deferred tax asset of approximately $5.5 million (approximately $2.4 million at December 31, 2000). The net deferred tax asset represents management's best estimate of the tax benefits that will more likely than not be realized in future years at each reporting date.

In the quarters ended June 30, 1999 and September 30, 1999, the Company reversed approximately $2.0 million and $2.1 million, respectively of valuation allowance placed on its deferred tax asset relating to the net operating loss carryforwards. The reversals, totaling $4.1 million, were based on updated expectations about future years' taxable income to reflect continuing improvements in operating results influenced by the Company's added production capacity, and other indications that certain concerns that had previously limited management's expectations about future taxable income no longer applied. Under generally accepted accounting principles, (a) the portion of the decrease in valuation allowance related to a change in estimate of future years' income is accounted for as a discrete event in the period the change in estimate occurred and (b) the portion of the decrease in the valuation allowance related to a change of estimate of the current year income is recorded over the remainder of the current year through elimination of the valuation allowance and a similar amount of the deferred tax asset as income is earned. Accordingly, (a) the adjustment to the valuation allowance described above was accounted for discretely in the quarters they were made and (b) the Company's federal effective tax rate for the remainder of 1999, excluding the discrete adjustments and the matter described in the following sentences was zero. The deferred tax expense recognized in the quarter ended December 31, 1999 is primarily the result of the earnings of the acquired PWPipe business.

As part of the allocation of the purchase price of PWPipe, approximately $3.0 million of net deferred tax assets were recorded, of which $1.8 million related to a valuation allowance adjustment related to forecasted utilization of the Company's net operating loss carryforwards by PWPipe. In addition, an original issue discount associated with the issuance of the senior subordinated debt was recorded for financial reporting purposes, which resulted in the recording of a deferred tax liability of approximately $636,000. The remainder of the net deferred tax assets recorded as part of the Acquisition relates primarily to book and tax basis differences associated with the assets acquired, as different methods of allocation of the purchase price were used for tax reporting purposes.

Deferred taxes as of December 31, 2001 and 2000, are summarized as follows (in thousands):

	2001	*2000*
Current deferred taxes:		
Lower of cost or market adjustment	**$ 436**	$1,358
Warranty reserve	**77**	86
Allowance for doubtful accounts	**138**	119
Accrued liabilities	**798**	1,574
Inventory cost capitalization	**385**	354
Other	**199**	—
Total	**$ 2,033**	$3,491

Long-term deferred taxes:		
Accrued liabilities	$ 143	$ 32
Excess book over tax depreciation	(1,483)	(896)
Non-compete agreement	162	182
Federal and state net operating loss carryforwards	3,918	—
Tax credit carryforwards	147	152
AMT credit carryforwards	1,047	—
Original issue discount	(476)	(550)
Other	7	—
Total	$ 3,465	$(1,080)

Income tax expense (benefit) for the years ended December 31 consists of the following (in thousands):

	2001	2000	1999
Income (loss) before income taxes and extraordinary loss	$(20,185)	$29,844	$11,944
Current	(4,390)	6,649	1,081
Deferred	(2,939)	4,977	(3,699)
Income tax expense (benefit)	$ (7,329)	$11,626	$ (2,618)

A reconciliation of the expected federal income taxes, using the effective statutory federal rate of 35%, with the provision (benefit) for income taxes is as follows (in thousands):

	2001	2000	1999
Expected federal expense	$ (7,065)	$10,445	$4,150
State taxes, net of federal benefit and credits	(738)	927	451
Change in valuation allowance	—	—	(6,926)
Other	474	254	(293)
Total	$ (7,329)	$11,626	$(2,618)

As of December 31, 2001, the Company has approximately $9.2 million and $21.6 million of net operating loss carryforwards for federal and state tax purposes, respectively. The net operating losses for federal tax purposes will expire in 2021. The net operating losses for state tax purposes will expire at various dates beginning in 2006. As of December 31, 1999, the Company had net operating loss carryforwards for federal tax purposes of approximately $11.7 million, all of which have been utilized in the year ending December 31, 2000.

The use of these carryforwards is dependent on the Company attaining profitable operations, and also could be limited in any one year under Internal Revenue Code Section 382 if there are significant ownership changes as a result of equity financings by the Company.

9. Earnings Per Common Share

Basic earnings per common share is computed by dividing net income applicable to common stock by the weighted average number of common shares outstanding. Diluted earnings per common share assumes conversion of convertible preferred stock as of the beginning of the year and the exercise of stock options and warrants using the treasury stock method, if dilutive. The following tables reflect the calculation of basic and diluted earnings per share:

Year ended December 31, 2001 (in thousands except for per share amounts)	*Income*	*Shares*	*Per Share Amount*
Basic EPS:			
Net loss	$(12,856)	7,139	$ (1.80)
Effect of dilutive securities	—	—	—
Diluted EPS:			
Net loss	$(12,856)	7,139	$ (1.80)

Options to purchase 1,124,625 shares of common stock, stock warrants to purchase 1,940,542 shares of common stock and 182,500 shares of unvested restricted stock were outstanding at December 31, 2001, but were not included in the computation of diluted EPS because the inclusion of these shares would have an anti-dilutive effect on the diluted EPS calculation.

Year ended December 31, 2000 (in thousands except for per share amounts)	*Income*	*Shares*	*Per Share Amount*
Basic EPS:			
Net income	$ 18,218	7,778	$ 2.34
Effect of dilutive securities	—	2,814	—
Diluted EPS:			
Net income	$ 18,218	10,592	$ 1.72

Options to purchase 3,600 shares of common stock were outstanding at December 31, 2000, but were not included in the computation of diluted EPS because the exercise price was greater than the average market price of the common shares.

Year ended December 31, 1999 (in thousands except for per share amounts)	*Income*	*Shares*	*Per Share Amount*
Income before extraordinary item	$14,562		
Preferred stock dividends and loss on redemption	(1,401)		
Basic EPS:			
Income available to common stockholders	13,161	6,998	$ 1.88
Effect of dilutive securities			
Preferred stock dividends and loss on redemption	1,401	1,717	
Options	—	1,097	
Diluted EPS:			
Income available to common stockholders	$14,562	9,812	$ 1.48

Options to purchase 102,061 shares of common stock were outstanding at December 31, 1999, but were not included in the computation of diluted EPS because the exercise prices were greater than the average market price of the common shares.

10. Employee Benefit Plans

Benefit Plan

The Company's 401(k) plan covers all eligible employees. During 2001, the Company paid matching contributions of 50% of the first 6% of each plan participant's eligible contributions. The Company's board of directors determines an additional contribution based on the Company's performance to its annual plan. Eligible employees may elect to defer up to 15% of their eligible compensation. Total amounts charged to operations were $810,000, $3,148,000 and $821,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Restricted Stock Grants

In 2001, 2000 and 1999, the Company awarded restricted stock grants of 25,000, 2,500 and 184,000 shares, respectively, to certain officers and employees. These shares carry dividend and voting rights. Sales of these shares are restricted prior to the date of vesting. The shares vest 20% after three years, 30% after four years, and the remaining 50% after five years from the date of grant. The restricted stock is subject to an agreement requiring forfeiture by the officer in the event of termination of employment prior to the vesting date for reasons other than death or disability. Sale or transfer of restricted shares is limited during the restricted period. The restrictions lapse over five years. No restrictions lapsed during the years ending December 31, 2001, 2000 or 1999. However, during 2001, 29,000 shares of restricted stock were cancelled due to the retirement of the former president. As of December 31, 2001, 182,500 shares of restricted stock were outstanding.

Unearned compensation was charged for the fair value of the restricted shares. The unearned compensation is shown as a reduction of stockholders' equity in the accompanying balance sheets and is being amortized as compensation expense ratably over the related vesting period. Total amounts charged to operations were $124,000, $128,000 and $30,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The current year charge includes a reduction related to the cancellation of certain shares.

Additionally, the Company conditionally approved restricted stock grants of 142,625 shares on August 20, 2001 to officers and directors. On October 17, 2001, the Company received consents and waivers permitting the Company to issue the restricted stock from the holders of the warrants issued by the Company in connection with the issuance of its Senior Subordinated Notes. The restricted stock was issued at fair market value effective October 17, 2001 and vests over four years. The restricted stock grants are conditioned on the Company obtaining approval of the grants from its shareholders.

Stock-Based Compensation Plans

The Company's 1991 and 1997 stock option plans, and its nonqualified stock option plan (the Plans) provide for the granting of 4.4 million of incentive or non-qualified stock options to key employees and directors. This is inclusive of 547,000 additional common shares that were reserved for grant on March 7, 2000 under the 1997 plan. Generally, options outstanding under the Company's Plans: (i) are granted at prices equal to the fair value of the stock on the date of grant, (ii) generally vest ratably over a three to five year vesting period, and (iii) expire over a period not greater than ten years from the date of grant.

A summary of the status of the Company's stock options as of December 31, 2001, 2000 and 1999, and changes during the year ended on those dates is presented below (shares in thousands):

	2001		*2000*		*1999*	
	Shares	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	**1,059**	**$3.80**	1,228	$ 2.61	2,067	$1.76
Granted	**151**	**5.72**	160	10.99	413	3.51
Exercised	**(4)**	**1.95**	(327)	2.86	(1,104)	1.46
Canceled	**(81)**	**4.22**	(2)	2.75	(148)	1.91
Outstanding at end of year	**1,125**	**4.03**	1,059	3.80	1,228	2.61
Options exercisable at year end	**659**	**2.50**	452	2.04	582	2.40
Options available for future grant	**288**		358		517	
Weighted average fair value of options granted during the year		**$4.06**		$ 8.08		$2.08

Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards since 1996, the Company's net income would have changed to the pro forma amounts indicated below (in thousands, except per share amounts):

	2001	2000	1999
Net (loss) income applicable to common stock, as reported	**$(12,856)**	$18,218	$13,161
Net (loss) income applicable to common stock, pro forma	**(13,264)**	17,897	12,819
Basic earnings per common share			
As reported	**$ (1.80)**	$ 2.34	$ 1.88
Pro forma	**(1.86)**	2.30	1.83
Diluted earnings per common share			
As reported	**$ (1.80)**	$ 1.72	$ 1.48
Pro forma	**(1.86)**	1.69	1.45

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions and results:

	2001	2000	1999
Dividend yield	—	—	—
Expected volatility	**71%**	73%	50%
Expected life of option	**84 months**	84 months	84 months
Risk free interest rate	**4.49 – 4.99%**	6.31 – 6.66%	6.17 – 6.39%

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001 (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	*Number Outstanding*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Number Exercisable*	*Weighted Average Exercise Price*
$1.50 to 2.13	478	5.3	$ 1.65	478	$ 1.65
2.75	3	5.0	2.75	3	2.75
3.09 to 4.63	401	7.1	3.43	148	3.46
7.50	90	9.2	7.50	—	—
10.88 to 16.00	153	8.2	11.00	30	11.00
	1,125		$ 4.03	659	$ 2.50

11. Stockholders' Equity

In addition to the shareholders' equity activity described in Notes 7 and 10, the following activity has taken place.

On May 4, 2001, the Company completed its modified "Dutch Auction" tender offer. Pursuant to the tender offer, 1,197,800 shares of common stock were properly tendered at $9.00 per share; 86,689 more than the 1,111,111 shares the Company offered to purchase. The tender offer began April 3, 2001. Under terms of the offer, the Company offered to purchase up to 1,111,111 shares of its common stock within a price range of $7.50 to $9.00 per share. The tender offer included a provision for the Company to purchase up to a maximum of 162,190 additional shares if the tender offer was oversubscribed. The Company elected to exercise this right and purchased all 1,197,800 shares tendered for approximately $10.8 million, using funds provided by its current revolving credit facility.

In connection with the Acquisition, the Company entered into various equity transactions with certain officers and directors. The Company sold an aggregate of 353,500 shares of common stock at fair value, and issued an aggregate of 184,000 shares of restricted stock under company sponsored programs. The Company also granted incentive stock options to purchase an aggregate of 412,500 shares of common stock.

In the third and fourth quarters of 1999 in connection with the sale of common stock to the Company's directors and officers, the Company accepted promissory notes as partial payment for shares of the Company's common stock purchased. The promissory notes require that the principal balance be paid in full by the fourth quarter of 2004. The promissory notes bear interest at the rate of the Company's revolving credit facility in place during the term of the note. Interest is due beginning on December 30, 1999, continuing on the last day of each calendar year until the promissory note is paid in full. The note is a full recourse obligation of the individual. In prior years, the Company established a program that provided loans to board members and various members of management to purchase shares of the Company. This program has since been terminated. Interest bearing promissory notes totaling $184,000 remain outstanding at December 31, 2001, collateralized by approximately 73,000 shares purchased.

In September 1999, the Company repurchased 555,265 shares of common stock and unexercised stock options from a director of the Company for a net aggregate cash purchase price of $1.4 million. The director resigned from the board and relinquished all of his equity ownership in the Company through this transaction. In connection with repurchase, the Company recorded a charge of approximately $838,000 associated with shares reacquired, which had been purchased in fiscal 1999 by the director under stock option arrangements (Note 13).

The Series A preferred stock was convertible, at the option of the holder, to common stock at a conversion ratio of one share of common stock for each share of preferred stock. This option was exercised in connection with the Acquisition. The preferred stock had voting rights based on the number of shares of common stock into which the preferred stock is then convertible and had a liquidation preference to common stock.

12. Restructuring Charge

In July 2001, the Company announced a restructuring plan to align the Company's operations with market conditions, reduce the Company's fixed costs, and improve profitability. These actions included a net reduction of 11% of the Company's workforce, permanently closing and selling the Hillsboro, Oregon production facility, temporarily suspending operations of the Phoenix, Arizona manufacturing facility until customer demand requires additional capacity, and initiating focused cost reduction programs. The restructuring charge of $1.2 million is recorded as a nonrecurring expense in the Company's results of operations.

Under the restructuring plan, 93 positions, net of reversals, were eliminated. As of December 31, 2001, severance payments of approximately $752,000 have been paid to employees, with a balance owing of $358,000 to be paid out under contracts extending through April 2004. Accrued costs of $408,000, including remaining severance payments, outstanding as of December 31, 2001 include amounts for actions that have been taken, but for which payment has not yet occurred.

On February 22, 2002, the Company completed a sale of its previously closed production facility in Hillsboro, Oregon together with certain equipment for $1.3 million. Additionally, an analysis of the carrying value of equipment not included in the sale indicated that its carrying value exceeded net realizable value and, as such, the financial statements reflect an asset impairment charge of $400,000 recorded during the fourth quarter as a component of cost of goods sold.

13. Nonrecurring Items

(in thousands)	*2001*	*2000*	*1999*
Restructuring costs (Note 12)	**$1,167**	$ —	$ —
Costs associated with the PWPipe acquisition, recorded in the third quarter ended September 30,1999:			
Expense incurred in connection with director resignation (Note 11)	—	—	838
Transaction based compensation	—	—	175
Corporate realignment costs (a)	—	(195)	800
Other	—	—	150
	$1,167	$ (195)	$1,963
Terminated acquisition related costs (b)	**$ —**	$2,845	$1,825

(a) Severance costs in the fourth quarter of 1999 relate to the elimination of redundant positions following the Company's acquisition of PWPipe in September 1999. Income in 2000 relates to employees no longer meeting the requirements of the severance package from the elimination of redundant positions following the Company's acquisition of PWPipe in September 1999. Payments against the accrual were $458,000 and $132,000 in 2000 and 1999, respectively.

(b) On December 11, 1998, the Company entered into an agreement to acquire the PVC pipe business of Lamson & Sessions Co. of Cleveland, Ohio. The Company also signed an agreement to merge with a resin manufacturing facility owned and operated by CONDEA Vista Company. In April 1999, the Company terminated its agreements to acquire the PVC pipe business of Lamson & Sessions Co. and the Oklahoma City resin manufacturing facility owned and operated by CONDEA Vista Company. In conjunction with the termination of the agreements, the Company recorded a charge associated with the terminated acquisition related costs of $2,845,000 and $1,825,000 for the years ended December 31, 2000, and 1999, respectively.

14. Segment Information

The Company operates in one industry segment as a producer of PVC pipe and fittings and PE pipe and tubing for a wide variety of distributing customers. The Company operates from eight plants located in five states in the western and midwestern United States. The Company's distributing customer base is diverse, with no customer representing greater than 6% of net sales. The Company's distributors supply product to a broad range of end user markets, including agricultural and turf irrigation; potable water and sewage transmission; fiber optic, telephone and electrical transmission; natural gas transmission, and industrial and commercial plumbing.

The company's sales are primarily within the United States; export sales are insignificant.

15. Significant Vendor Concentration

The Company acquires its primary raw materials from various sources. During the years ended December 31, 2001, 2000 and 1999, purchases of primary raw materials from two vendors totaled 79%, 87% and 79%, respectively, of total material purchases. Materials purchased represents the largest component of the Company's cost of sales. The loss of a key supplier could have a significant impact on our business.

16. Quarterly Financial Data (Unaudited)

(in thousands, except per share amounts)

Quarter ended:	*March*	*June*	*September*	*December*	*Year Ended*
2001					
Net sales	**$ 58,045**	**$74,263**	**$ 65,510**	**$ 48,312**	**$246,130**
Gross profit	**8,726**	**11,259**	**3,975**	**2,511**	**26,471**
Operating income	**798**	**2,015**	**(5,430)**	**(5,416)**	**(8,033)**
Income (loss) before taxes	**(2,218)**	**(880)**	**(8,594)**	**(8,493)**	**(20,185)**
Net loss	**(1,369)**	**(543)**	**(5,303)**	**(5,641)**	**(12,856)**
Basic net loss per share (a)	**(0.17)**	**(0.07)**	**(0.79)**	**(0.84)**	**(1.80)**
Diluted net loss per share (a)	**(0.17)**	**(0.07)**	**(0.79)**	**(0.84)**	**(1.80)**
2000					
Net sales	$ 92,599	$106,748	$ 85,618	$ 59,009	$343,974
Gross profit	29,312	36,661	21,176	209	87,358
Operating income	18,445	25,145	11,131	(8,626)	46,095
Income (loss) before taxes	14,856	21,389	7,390	(13,791)	29,844
Net income (loss)	9,166	13,199	4,559	(8,706)	18,218
Basic net income (loss) per share (a)	1.21	1.70	.58	(1.10)	2.34
Diluted net income (loss) per share (a)	.87	1.24	.42	(1.10)	1.72

(a) The summation of quarterly net income per share does not equate to the calculation for the full fiscal year, as quarterly calculations are performed on a discrete basis.

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock is currently traded on the Nasdaq Stock Market under the symbol "PWEI." The following table sets forth the high and low closing prices of a share of common stock for each fiscal quarter in 2001 and 2000:

	High	*Low*
Year ended December 31, 2001:		
First Quarter	$ 9.06	$ 6.81
Second Quarter	10.22	6.53
Third Quarter	6.53	2.72
Fourth Quarter	4.60	2.86
Year ended December 31, 2000:		
First Quarter	$14.63	$ 4.38
Second Quarter	19.25	12.13
Third Quarter	22.00	12.75
Fourth Quarter	14.00	6.84

The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. On March 20, 2002, there were 6,886,625 shares of common stock outstanding held by approximately 1,434 shareholders of record and approximately 2,732 shareholders in street name.

We have never paid a cash dividend on our common stock. Payment of common stock dividends is at the discretion of the board of directors, subject to our lending arrangements, which currently restrict the payment of dividends. The board of directors plans to retain future earnings, if any, for operations and does not intend to pay common stock dividends in the near future.

Corporate Information

DIRECTORS

Harry W. Spell
Chairman of the Board
PW Eagle, Inc.

Member of the Compensation Committee
Chairman of the Executive Committee

Bruce A. Richard
Vice Chairman
PW Eagle, Inc.

Chairman of the Audit Committee
Member of the Compensation Committee
Member of the Executive Committee

William H. Spell
Chief Executive Officer
PW Eagle, Inc.

Chairman of the Nominating Committee
Member of the Executive Committee

Richard W. Perkins
President and Chief Executive Officer
Perkins Capital Management, Inc.

Chairman of the Compensation Committee
Member of the Nominating Committee

George R. Long
Chairman of the Board
Mayfield Corporation

Member of the Audit Committee

OFFICERS

Harry W. Spell
Chairman of the Board

Bruce A. Richard
Vice Chairman

William H. Spell
Chief Executive Officer

Larry I. Fleming
President

Roger R. Robb
Chief Financial Officer
and Treasurer

John R. Cobb
Senior Vice President, Operations

N. Michael Stickel
Senior Vice President,
Sales & Marketing

Neil R. Chinn
Vice President, Human Resources

Keith H. Steinbruck
Vice President, Technical Director

Dobson West
Chief Administrative Officer,
General Counsel and Secretary

CORPORATE OFFICES

PW Eagle, Inc.
222 South Ninth Street, Suite 2880
Minneapolis, Minnesota 55402

Tel: 612-305-0339
Fax: 612-371-9651
www.pweagleinc.com

OPERATING HEADQUARTERS

1550 Valley River Drive
Eugene, OR 97401

MANUFACTURING FACILITIES

2220 Nugget Way
Eugene, OR 97403

23711 Rider Street
Perris, CA 92570

1820 Midvale Road
Sunnyside, WA 98944

2330 Port of Tacoma Rd
Tacoma, WA 98421

8875 Avenue 304
Visalia, CA 93291

8275 S. Industry Circle
West Jordan, UT 84088

3500 Robin Lane
Cameron Park, CA 95682

146 North Maple
Hastings, NE 68901

425 South 67th Avenue
Phoenix, AZ 85043

FORM 10-K

Copies of the Form 10-K are available without charge upon request to:

Investor Relations
PW Eagle, Inc.
222 South Ninth Street, Suite 2880
Minneapolis, Minnesota 55402

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
Minneapolis, Minnesota

CORPORATE COUNSEL

Fredrikson & Byron, P.A.
Minneapolis, Minnesota

TRANSFER AGENT AND REGISTRAR

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
161 North Concord Exchange
P.O. Box 738
South St. Paul, Minnesota 55075

TRADING OF COMMON STOCK

The common stock of PW Eagle, Inc. is traded on the Nasdaq National Market System under the symbol "PWEI."

ANNUAL MEETING

The annual meeting of shareholders will be held at 3:15 p.m. C.T. on Thursday, May 2, 2002, at:

The Minneapolis Hilton & Towers
1001 Marquette Avenue
Minneapolis, Minnesota 55402

PW Eagle, Inc.
222 South Ninth Street
Suite 2880
Minneapolis, Minnesota 55402

Tel: 612-305-0339
Fax: 612-371-9651

www.pweagleinc.com